Exhibit 21

SUBSIDIARIES OF PETROS PHARMACEUTICALS, INC.

(as of December 31, 2020)

Company	Jurisdiction
Metuchen Pharmaceuticals, LLC	Delaware
TIMM Medical, Inc.	Delaware
Pos-T-Vac, LLC	Delaware